Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	Six Months Ended June 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Net income (loss) from continuing operations before income taxes and noncontrolling interest	103,116	215,929	193,558	187,600	89,328	100,989
Financing interest expense on senior secured credit facility	14,176	29,254	30,894	24,646	26,460	14,608
Earnings available for fixed charges	117,292	245,183	224,452	212,246	115,788	115,597
Fixed charges	14,176	29,254	30,894	24,646	26,460	14,608
Ratio of earnings to fixed charges	8.3x	8.4x	7.3x	8.6x	4.4x	7.9x